June 4, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Eric Envall, Attorney

Re:	MetroCity Bankshares, Inc.
Registration Statement on Form S-4
Filed May 23, 2025 (amended on June 4, 2025)
File No. 333-287567
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), MetroCity Bankshares, Inc., a Georgia corporation (the “Registrant”), hereby requests acceleration by the U.S. Securities and Exchange Commission of the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”). The Registrant respectfully requests that the Registration Statement become effective under the Securities Act as of 4:00 p.m., Eastern Time, on Friday, June 6, 2025, or as soon thereafter as practicable.

Please contact Beth A. Whitaker of Hunton Andrews Kurth LLP, the Registrant’s counsel, at (214) 468-3575 with any questions you may have concerning this request. In addition, please notify Mrs. Whitaker when this request for acceleration has been granted.

Thank you for your assistance in this matter.

Sincerely,

METROCITY BANKSHARES, INC.

By:	/s/ Nack Y. Paek
Name:	Nack Y. Paek
Title:	Chairman, Chief Executive Officer

cc:	Beth A. Whitaker, Hunton Andrews Kurth LLP
Lucas Stewart, MetroCity Bankshares, Inc.